Richmont Mines Inc. 1 Place-Ville-Marie Suite 2130 Montreal, QC H3B 2C6 CANADA Tel.: (514) 397-1410 Fax: (514) 397-8620 www.richmont-mines.com	Patricia Mining Corp. 8 King Street East Suite 1300 Toronto, ON M5C 1B5 CANADA Tel.: (416) 214-4900 Fax: (416) 864-0620 www.patriciamining.com

NEWS RELEASE

RICHMONT MINES INC. AND PATRICIA MINING CORP. ANNOUNCE A SIGNIFICANT INCREASE IN RESOURCES AT THE ISLAND GOLD PROJECT

MONTREAL, April 12, 2007 – Richmont Mines Inc. (TSX–AMEX: RIC) and Patricia Mining Corp. (TSXV: PAT) are pleased to announce that there is a significant overall increase in ounces of gold in the Measured and Indicated Resources categories at the Island Gold Project. Total Measured and Indicated Resources at the project are now calculated to be 477,462 ounces with another 195,550 ounces in the Inferred Resource category. This new resource calculation was prepared by the independent consultant GENIVAR.

Based on definition drilling and underground openings in the Island Zone as at January 31, 2007, the Measured and Indicated Resources were increased by more than 47% to 279,028 ounces of gold compared with those calculated as at June 30, 2006. Furthermore, GENIVAR concluded that the Island Zone remains open at depth and along strike in certain areas. In addition, a new resource calculation was completed for the Lochalsh and Goudreau zones, with Indicated Resources for these two zones of 110,793 ounces and 87,640 ounces of gold respectively.

The newly updated information is currently being used by GENIVAR to finalize a reserve calculation and the results will be made available as soon as possible. A complete report will be filed on SEDAR within 45 days as prescribed by the National Instrument 43-101. The Joint Venture participants are pleased with the new resources estimates and are working with GENIVAR to complete the reserve calculation.

Richmont Mines Inc.	Patricia Mining Corp.

ISLAND GOLD PROJECT ESTIMATED RESOURCES

	GENIVAR Technical Report 43-101 to be filed Resources as at January 31, 2007			GENIVAR Technical Report 43-101 November 30, 2006 Resources as at June 30, 2006
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		g/t Au			g/t Au
Island Zone
Measured Resources	186,787	9.92	59,571	68,523	11.80	25,996
Indicated Resources	757,963	9.01	219,457	451,206	11.27	163,434
Total:
Measured and
Indicated Resources	944,750	9.19	279,028	519,729	11.34	189,430
Inferred Resources	96,169	8.80	27,194	196,917	10.16	64,949

Lochalsh Zone
Indicated Resources	249,173	13.83	110,793	N/A	N/A	N/A
Inferred Resources	346,083	10.17	113,160	N/A	N/A	N/A

Goudreau Zone
Indicated Resources	232,586	11.72	87,640	N/A	N/A	N/A
Inferred Resources	168,476	10.19	55,195	N/A	N/A	N/A

Island Gold Project
Total:
Measured and
Indicated Resources	1,426,509	10.41	477,461	519,729	11.34	189,430
Inferred Resources	610,728	9.96	195,550	196,917	10.16	64,949

The following technical parameters were used in estimating the resources:

  The geological envelope takes into account a cut-off grade of 5 g/t Au and a minimum true thickness of 1.5 metres;

  The cut-off grade for high values was set at 75 g/t Au;

  The average density was 2.82 tonnes/m3;

  The method of interpolation by the inverse distance to the second power was employed;

  A 20-metre (Island Gold) and a 25-metre (Lochalsh and Goudreau) spherical search ellipsoid was used in the model with restriction on a maximum of 4 composites.

The Measured Resource category was calculated with a zone of influence of 10 metres from mine openings along strike. The Indicated Resource category was calculated with a maximum of 20 metres between drill holes for the Island Zone and 25 metres for the Goudreau and Lochalsh zones. Finally, the Inferred Resources are defined by isolated drill hole intercepts showing no clustering inside an envelope of 20 and 25 metres respectively. The crown pillar is not included in this resource estimate. The average true thickness of each zone is 2.7 metres for the Island Zone, 2.3 metres for the Lochalsh Zone and 3.1 metres for the Goudreau Zone.

Richmont Mines Inc.	Patricia Mining Corp.

About Richmont Mines Inc.

Richmont Mines is a gold exploration, development and mining company. Since its incorporation in 1981, the Company has produced over 900 thousand ounces of gold from its holdings in Quebec and Newfoundland since 1991. Richmont Mines’ strategy is to cost effectively develop its mining assets, exploit mineralized reserves on properties owned and acquired, or develop partnerships to expand its reserve base. Richmont Mines’ expertise is in finding and developing complex, narrow veined advanced projects to production.

More information on Richmont Mines can be found on its website at: www.richmont-mines.com.

About Patricia Mining Corporation

Patricia Mining Corp. is a Canadian exploration and development company about to become Canada’s newest gold producer. Patricia’s main asset is the Island Gold Project. More information on Patricia Mining Corp. can be found on its website at: www.patriciamining.com.

About Genivar

GENIVAR is a leading Canadian engineering services firm providing clients with a full range of professional consulting services through all execution phases of a project including planning, design, construction and maintenance. After more than 45 years of existence, GENIVAR is now a public company with more than 1,800 employees across Canada and abroad.

Martin Rivard	Chris Chadder
President and Chief Executive Officer	President and Chief Executive Officer
Richmont Mines Inc.	Patricia Mining Corp.

National Instrument 43-101 (NI 43-101)

The resource calculation of the Island Gold property filed on November 30, 2006 was performed by qualified persons as defined by NI 43-101 and was supervised by Mr. Michel Garon, P.Eng., of Genivar, qualified person under the terms of this standard.

Resource calculation as of January 31, 2007 was performed by Ms. Nicole Rioux, P.Geo., qualified person under the terms of this standard. The technical report, including reserve calculation, will be filed within 45 days as prescribed by NI 43-101.

Cautionary note to U.S. investors concerning resource estimates

Resource estimates

The resource estimates in this news release were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of National Instrument 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this news release, we use the terms "measured," "indicated" and "inferred" resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves." Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves." Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Richmont Mines Inc.	Patricia Mining Corp.

Disclosure Regarding Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Patricia Mining Corp. and Richmont Mines’ Annual Information Form, Annual Report and periodic reports.

This news release was prepared by the companies’ management teams, which assume full responsibility for its content. The TSX Venture Exchange has not reviewed this news release and accepts no responsibility for its veracity or accuracy.

For more information, please contact:

Richmont Mines Inc. Julie Normandeau Investor Relations Telephone: (514) 397-1410 E-mail: jnormandeau@richmont-mines.com	Patricia Mining Corp. Gus Garisto Investor Relations Telephone: (416) 805-3106

Kei Advisors LLC Tammy Swiatek, Investor Relations Telephone: (716) 843-3853 E-mail: tswiatek@keiadvisors.com

Ticker symbol: RIC Listings: TSX – Amex Web Site: www.richmont-mines.com	Ticker symbol: PAT Listing: TSX – Venture Web Site: www.patriciamining.com